Bank of America Plaza	813.229.7600
101 East Kennedy Boulevard	813.229.1660 fax
Suite 2800
Tampa, Florida 33602

www.slk-law.com

MARK A. CATCHUR

(813) 227-2264

mcatchur@slk-law.com

April 25, 2013

Via Edgar

Jeffrey Riedler, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Oragenics, Inc.

Post-Effective Amendment No. 1 on Form S-3 to a Registration Statement on

Form S-1

File No. 333-183685

Dear Mr. Riedler:

On behalf of Oragenics, Inc. (the “Company”), set forth below are responses to the Staff of the Division of Corporation Finance’s comment letter dated April 25, 2013, with respect to the Company’s Post-Effective Amendment No. 1 on Form S-3 to its Registration Statement on Form S-1 (333-183685). For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Comments

Information Incorporated by Reference, page 38

1.	We note that your registration statement incorporates by reference your annual report on Form 10-K for the year ended December 31, 2012. This filing does not contain the Part III information that is required by Form 10-K. Please amend your registration statement, amend your Form 10-K filing, or file your definitive proxy statement to include the required Part III information. Your filing must be complete before we take final action on the registration statement.

Jeffrey Riedler

Securities and Exchange Commission

April 25, 2013

Response:	The Company expects to timely file its definitive proxy statement on April 29, 2013 which contains the Part III information of the Form 10-K. Thereafter, the Company believes its filing would be complete.

*    *    *    *    *

Should you have any questions or clarifications of the matters raised in this letter please contact the undersigned at (813) 229-7600.

Sincerely,

/s/ Mark A. Catchur
Mark A. Catchur

c: Michael Sullivan, Chief Financial Officer, Oragenics, Inc.